Exhibit 99.5

Iq MCJch2015 SKY UK LIMITED AND BONNE TERRE LIMITED COMMERCIAL RELATIONSHIP AGREEMENT

CONTENTS

CLAUSE **PAGE**

1. INTERPRETATION 1
2. GENERAL PRINCIPLES 13
3. COMMERCIAL RELATIONSHIPS 18
4. NON-COMPETE 19
5. SUPPLY BY SKY 20
6. BASELINE BENCHMARKS 21
7. RELATIONSHIP MANAGEMENT 22
8. ESCALATION PROCEDURE 23
9. INTELLECTUAL PROPERTY 25
10. DATA PROTECTION 25
11. CONFIDENTIALITY 26
12. TERM AND TERMINATION 27
13. NOTICES 27
14. COUNTERPARTS 28
15. NO PARTNERSHIP 28
16. COSTS 29
17. AMENDMENTS 29
18. WHOLE AGREEMENT 29
19. WAIVER 29
20. ASSIGNMENT 29
21. INVALID TERMS 30
22. LIABILITY 30
23. FORCE MAJEURE 31
24. THIRD PARTIES 31
25. GOVERNING LAW 31

Schedule 1 - 2014 ACTIVITIES DOCUMENT 32
Schedule 2 - BASELINE BENCHMARKS 52
Schedule 3 - BROADCASTING RELATIONSHIP 58
Schedule 4 - PLATFORMS RELATIONSHIP 63
Schedule 5 - JOINT INITIATIVES 72
Schedule 6 - PERSONALITY PROMOTION 74
Schedule 7 - EXPERT DETERMINATION 76

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le 8 - BLUE DEVELOPMENT PRODUCTS............................................................

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THIS AGREEMENT is made on 19 March 2015

PARTIES:

(1) **SKY UK LIMITED**, a private limited liability company incorporated under the laws of England and Wales (registered number 2906991), whose registered office is at Grant Way, Isleworth, Middlesex TW7 5QD (***Sky***); and

(2) **BONNE TERRE LIMITED**, a private limited liability company incorporated under the laws of Alderney (registered number 1110), whose registered office is at Maison de la Paix, Wide Lane, Alderney, GY9 3UZ, Channel Islands (***Blue***).

WHEREAS:

(A) Sky and Blue collaborate on a variety of commercial arrangements for the mutual benefit of both businesses, including sponsorship activities, marketing campaigns, advertising, broadcasting and various digital initiatives.

(B) Under the PCOA, Sky has agreed to sell certain shares and other assets relating to the Business to the Purchaser.

(C) Under the Brand Licence, certain members of the Sky Group (including Sky) have granted a licence to Cyan Blue IPCo Limited of certain trademarks and domain names for use in connection with Betting and Gaming Activities.

(D) The purpose of this Agreement is formally to document the general principles governing the commercial relationship between the parties and the activities to be performed by each party following Completion.

(E) The parties agree that the rights granted under this Agreement and the Brand Licence are integral to the operation of the Blue Group.

IT IS AGREED:

1. INTERPRETATION

1.1. The following words and phrases shall have the following meanings where used in this Agreement.

2014 Activities Document means the description set out in Schedule 1 of the commercial relationship activities between, and respective obligations of, Sky and Blue in relation to the advertising and promotion of Blue's Betting and Gaming Activities as at the Commencement Date;

Add-On Service has the meaning given in clause 2.7(c)(i);

Affiliate means:

(a) in relation to Sky, its Associated Companies which are registered in or have operations (or otherwise operate a business) in the Territory from time to time; and

(b) in relation to Blue, Cyan Blue Topco Limited, each of its direct and indirect subsidiaries and any holding company of Cyan Blue Topco Limited inserted in

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Associated Company means: (a) in relation to Sky: (i) Skyplc; (ii) (iii) any direct or indirect subsidiary of Sky plc; or any company which, following an internal corporate reorganisat affecting Sky plc, (excluding any internal corporate reorganisat carried out in the context of, related to or in any way, or followin Takeover) (A) becomes a direct or indirect holding company of S plc; and (B) controls the business or holds the assets curren controlled or held by Sky plc; and in relation to a company, any company which from time to time is a: (b) (i) direct or indirect holding company of that company; or (ii) any indirect subsidiary of any such holding company or that compan Background IPR means the Intellectual Property Rights owned by either Blue or S whichhave been generatedbefore,or otherwiseentirely outside,a Prod Development; Baseline Benchmarks has the meaning given in clause 6.1; Bet & Watch Activities has the meaning given to it in paragraph 1.4 of Part 2 Schedule 4; Betting means all activities regulated as "betting" under the UK Gambling Act 20 and all analogous activities regulated under the laws of other jurisdictions in Territory, which for the purposes of this Agreement shall include: (a) making available a fixed odds betting opportunity; (b) exchange, tote, spread betting and pool betting; and (c) maldng or accepting a bet or wager on (i) the outcome of a real or virtual ra sporting event or competition; and (ii) so called novelty events, but in each case excluding both Gaming and Entertainment Gaming Activities; Betting and Gaming Activities means all Betting activities and all Gaming activit as may be conducted on or after the Commencement Date by any means and in a medium or fonn (whether physical, digital, wireless, mobile, interactive or otherwis and whether or not conducted by the Blue Group as at the Commencement Date, excluding Entertaimnent Gaming Activities; Blue Competitor Business means, for the purpose of each of clauses 2.9(b), 2.9 and 11.3, a business in competition with: (a) any business in respect of Betting and Gaming Activities· carried on by members of the Blue Group at any time during the twenty-four (24) mon preceding the Commencement Date; (b) any products or services in respect of Betting and Gaming Activities at advanced stage of development by the members of the Blue Group at Commencement Date, as identified in paragraph 1.2(a) of Schedule 8; or (c) any products or services in respect of Betting and Gaming Activities that fully developed by the members of the Blue Group but not yet marketed at Commencement Date, as identified in paragraph 1.2(b) of Schedule 8, except to the extent such activity is required by applicable Law or is pennitted by Reserved Activities; Blue Group means Blue and each of its Affiliates; Blue Manager means the lead relationship manager appointed by Blue from time time under clause 7.1, being as at the Commencement Date; Blue Supplied Content means the editorial, video, audio, data and other cont which is supplied by Blue for use by Sky as part of the delivery of the activit referred to in Schedule 3 to Schedule 6, or developed or arising from the operation the Cmmnercial Relationships; Brand Licence means the Brand Licence Agreement between Sky PLC, Sky Limited, Sky International AG and Sky Italian Holdings S.P.A. dated on or about date of this Agreement; Broadcast Rights Agreement means an agreement between Sky and a sports rig holder granting a member of the Sky Group media rights and imposing cert obligations in respect of a particular event or competition; Broadcasting means: (a) the linear transmission of television programmes, progrmmne guides or ot audio-visual content on a Channel, irrespective of the manner of broadcast distribution (including the re-transmission of such television progrmmn progrmnme guides or other audio-visual content on the relevant Channel means ofthe Internet); and (b) the making available of television programmes from the relevant Chmmel a "catch-up" or other on-demand service associated with the relevant Chann but does not include Online and Mobile Streaming, and Broadcast shall be constru accordingly; Broadcasting Regulations means all Laws, regulations, codes of practices (whet having the force of law or otherwise) and other statutory requirements m1d obligati

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to which the Sky Group is subject from time to time in respect of the operation of its Broadcasting services and, where applicable, its Online and Mobile Streaming services, including those requirements and obligations imposed under:

(a) the broadcasting licences issued to Sky by Ofcom from time to time including obligations in respect of Sky's exercise of editorial control over its licensed Channels;

(b) the Ofcom Broadcasting Code (as amended from time to time);

(c) the rules and guidance issued by the Authority for Television On Demand (ATVOD) from time to time; and

(d) the UK Code of Broadcasting Advertising (BCAP);

Broadcasting Relationship means the commercial relationship between Sky and Blue in respect of Broadcasting, as described in Schedule 3;

Business has the meaning given to it in the PCOA;

Business Day means a day (excluding Saturdays and Sundays) on which banks are generally open in London;

CEDR has the meaning given in clause 8.4(b);

Channel means a regulated broadcast television channel;

Commencement Date means the date of this Agreement;

Commercial Relationships has the meaning given in clause 3.1;

compete has the meaning given in clause 4.2(a);

Competing Business has, in each case, the meaning given in clauses 4.2(b), 4.4(a) and 5.6, and Part 1, paragraph 1.3 of Schedule 4 and paragraph 1.7 of Schedule 6;

Competing Business Inventory has the meaning given in paragraph 1.6(a) of Part 2 of Schedule 4;

Completion has the meaning given to it in the PCOA;

Confidential Information means:

(a) any and all information relating to the provisions of, and negotiations leading to, this Agreement;

(b) (in relation to the obligations of Sky) any information received or held by Sky (or any of its Representatives) relating to the Blue Group including information obtained through operation of the Commercial Relationships; and

(c) (in relation to the obligations of Blue) any information received or held by Blue (or any of its Representatives) relating to the Sky Group including information obtained through operation of the Commercial Relationships, and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the party

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4

has determinedfrominfonnation it has receivedincludingany forecasts projections; Costs means losses, damages, costs (including reasonable legal costs) and expen (including taxation but, for the avoidance of doubt, excluding any amount in resp of VAT which is recoverable), in each case of any nature whatsoever; Data Protection Laws means all statutes, laws, secondary legislation and regulati pertaining to privacy, confidentiality and/or data protectionof Personal D including the Data Protection Act 1998, the Privacy and Electronic Communicati (EC Directive) Regulations 2003 (SI2003/2426), and the Privacy and Electro Communications (EC Directive) (Amendment) Regulations 2011; Dispute means a dispute arising between the parties out of or in connection with t Agreement, including any disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, perfonnance or non-performa of, termination, or the legal relationships established by, this Agreement; (b) a shortfall in activities against the Baseline Benchmarks or the Histo Benchmarks under clause 6.4; claims for set-off and counterclaims; and (c) (d) any non-contractual obligations arising out of or in connection with t Agreement; DPA means the Data Protection Act 1998; Enhanced Functionality has the meaning given in clause 2.7(c)(ii); Entertainment Gaming Activities means the carrying out or other operation of quizzes, competitions (including non-sports predictive competitions), Fantasy Gam (subject to paragraph 1.2(a) of Part 1 of Schedule 3), play-for-fun gaming, mu player online video gaming and entertainment gaming (all offered on a social ba and whether requiring skill or not and whether offered on a paid-for or free basis combination thereof) and with or without prizes or equivalent rewards or benefi and, in the case of Sky, whether undertaken by itself or in conjunction with a th party (other thanin the Territory with a Competing Business), but does not incl any activity regulated as "betting" or "gaming" under the UK Gambling Act 2005 a all analogous activities regulated under the laws of other jurisdictions in the Territo Escalation Notice has the meaning given in clause 8.1; Existing Functionality has the meaning given in clause 2.7(c)(i); Expert means a person appointed under paragraph 1.1 of Schedule 7; • Sponsors/tip Agreement has the meaning given in paragraph 1.3 of Schedule 5 Fantasy Football Gaming means interactive gaming in which users compete agai each other as managers of virtual "fantasy" football teams; Fantasy Gaming means Fantasy Sports Gaming and Fantasy Football Gaming;

Fantasy Sports Gaming means interactive gaming in which users compete agai each other as managers of virtual "fantasy" sports teams (other than Fantasy Footb Gaming); Foreground IPR means any Intellectual Property Rights arising directly from, in course of or in com1ection with, any Product Development; FY 2013114 means Sky's 2013/14 financial year being the period fi·om 1 July 2013 30 June 2014; Gaming means: (a) all activities regulated as "gaming" under the UK Gambling Act 2005 and analogous activities regulated under the laws of other jurisdictions in Territory; (b) poker, bingo and games of the type that are played in casinos (includi roulette, baccarat, blackjack, keno, slot machine and dice), lotteries including social/ "for fun" versions of these games (encompassing all non-r money versions of these gaming products), but excluding both Betting and Entertainment Gaming Activities, provided that after the Commencement Date, an activity conducted by Sky and falling within definition of Entertaimnent Gaming Activities above becomes regulated under the Gambling Act 2005 or under the laws of other jurisdictions in the Territory then, w effect from the date on which the activity becomes so regulated: · (i) thatactivity shall constitute "Gaming" for the purposes of t Agreement; and Governmental Entity means any supra-national, national, state, municipal or lo government (including any subdivision, court, administrative agency or commiss or other authority thereof) or any quasi-governmental or private body exercising regulatory, taxing, importing or other govermnental or quasi-governmental author including the European Union; Groups means the Blue Group and the Sky Group, and Group means any one of the Historic Benchmarks has the meaning given in paragraph 1.3 of Schedule 2; holding company means an undertaking which in relation to another undertaking ·subsidiary (and subsidiaries shall be construed accordingly):

(a) owns or controls (directly or indirectly) shares in the subsidiary carrying m than fifty per cent. of the votes exercisable at general meetings of subsidiary on all, or substantially all, matters; or (b) has a right to appoint or remove a majority of its board of directors; or (c) has the right to exercise a dominant influence over the subsidiary: (i) by virtue of the provisions contained in the subsidiary's constitutio documents; or (ii) by virtue of a control contract; or (d) controls alone, pursuant to an agreement with other shareholders or memb a majority ofthe voting rights in the subsidiary, where for the purposes of this definition: (i) an undertaking shall be treated as a member of another undertaking (A) any of its subsidiaries is a member of that undertaking; or (B) shares in that undertaking are held by a person acting on behalf of i any of its subsidiaries; (ii) an undertaldng shall be taken to have the right to exercise a domin influence over an undertaking only if it has a right to give directi with respect to the operating and financial policies of that ot undertaking with which its directors are obliged to comply whethe not they are for the benefit of that other undertaking; (iii) control contract means a contract in writing conferring a domin influence right which: (A) is of a kind authorised by the memorandum or articles association of the undertaking in relation to which the righ exercisable; and (B) is pennitted by the law under which that undertaking established; and (iv) any undertaking which is a subsidiary of another undertaking shall be a subsidiary of any fmiher undertaldng of which that other i subsidiary; Identifying Party has the meaning given in clause 2.6; Infrastructure Services means the supply by Sky of network capacity, sate uplink, transmission services, conditional access services and other broadcast rela services to third parties, which may include the supply of such services to pers providing Betting and Gaming Activities; Initial Exclusivity Period has the meaning given in clause 5.1; Intellectual Property Rights means: (a) patents, utility models and rights in inventions;

(b) rights in each of: know-how, confidential infonnation and trade secrets; (c) trade marks, service marks, rights in logos, trade names, rights in each of g up and trade dress, rights to sue for passing off (including trade mark-rela goodwill), rights to sue for unfair competition, and domain names; (d) copyright, moral rights, database rights, rights in designs, and semiconduc topography rights; (e) any other intellectual property rights; and (f) all rights or forms of protection, subsisting now or in the future, hav equivalent or similar effect to the rights referred above, to in paragraphs (a) to in each case: (i) anywhere in the world; (ii) whether (including, for any of them, all applications, rights to unregistered or registe apply and rights to cla priority) and (iii) including, in respect of any of them, all divisionals, continuatio continuations-in-part, reissues, extensions, re-examinations and renewals; Investment and Shareholders' Deed means Investors has the meaning given in the Investment and Shareholders' Deed; Joint Initiatives means the joint initiatives between the Parties, as set out in Sched 5; Law means all laws, regulations, directives, statutes, subordinate legislation, comm law and civil codes of any jurisdiction, all judgments, orders, notices, instructio decisions and awards of any court or competent authority or tribunal exercis statutory or delegated powers and all codes of practice having force of law, statut guidance and policy notes, in each case to the extent applicable to the parties or Affiliates, or as the context requires, and including the Broadcasting Regulations; Marketing Plan has the meaning given in clause 2.7(d); Mediation Notice has the meaning given in clause 8.4(b); Minimum Digital Spend has meaning given in the Sky Media Agreement; Monthly Benchmark Report has the meaning given in clause 6.1; New Business Activities has the meaning given in clause 2.10; New Exclusivity Period has the meaning given in clause 5.2; Non-Significant Sports Right means any sports event or right which is no Significant Sports Right; Omitted Activity has the meaning given in clause 2.6;

Online and Mobile Streaming means the delivery of audio-visual content (which m include excerpts from television programmes which have been previously Broadc on a Channel) over the Internet (including where delivered by means of a wirel network) to any Platform, irrespective of whether the content is accessed by the e user during the transmission, on an on-demand basis or saved to be accessed at a la time, but does not include Broadcasting; parties means the parties to this Agreement; Personality Promotion means the Sky personality promotion activities, as describ in Schedule 6; Personal Data has the meanil).g given to it in the DPA; Platforms means websites, mobile websites and other digital applications and servi (including any on which Online and Mobile Streaming is made available excluding any Channel), in each case howsoever accessible to an end user includ on personal computers, mobile telephones, tablets, other handheld digital devices a on internet-enabled televisions and Platform shall be construed accordingly; Platforms Relationship means the relationship between Blue and Sky in respect Platfonns, as described in Schedule 4; Product Development means any collaborative project between Sky and Blue (o subcontractor or behalf of either party) for the development of products relating Blue's Betting and Gaming Activities; Protected Territories has, in the each case, the meaning given in clauses 4.2(c), 4.4 and 5.2; Purchaser means Cyan Bidco Limited; Relationship Managers means: (a) (b) the Sky Manager; and the Blue Manager; Representatives means, in relation to a party, its respective Affiliates and directors, officers, employees, agents, advisers, accountants and consultants of t party and of its respective Affiliates; Reserved Broadcasting Activities means: (a) •

Reserved Activities means the Reserved Broadcasting Activities and the Reserv Platform Activities; Reserved Platform Activities means: (a) • Significant Sports Rights means: (a) the following sporting events or rights held or staged, in each case anywh in the world: (including any successor names for any ofthe above sporting rights or even or (b) any other sports rights or events to which more than 10% of Blue's ann revenues in respect of Betting and Gaming Activities are directly attributabl Sky Entertainment Channels means any Sky Group-owned or -controlled Chann (in each case, in standard, high definition, 3D or other format) operating under

"Sky" brand in the Territory during the Tenn and whose content consists wholly mainly of non-sports general entertainment programming; Sky Group means Sky and each of its Affiliates; Sky Manager means the lead relationship manager appointed by Sky from time time under clause 7.1, being as the Comniencement Date; Sky Media Agreement the Long Term Advertising Services Agreement between S and Blue in respect of the provision and delivery to Blue of advertising across Sk Channels and the Sky Sports Platfonns dated on or about the date of this Agreemen Sky Platforms means Platfonns owned, operated or controlled by the Sky Group fr time to time; Sky Sports Branded Programming Sky Sports Broadcast Services; has the meaning given to it in the definition • • Sky Supplied Content means the editorial, video, audio, data and other content wh is supplied by Sky for use by Blue as part of the delivery of the activities referred to Schedule 3 to Schedule 6, or developed or arising from the operation of Cmmnercial Relationships;

Agreement has the meaning given in paragraph 1.5 of Schedule 5; subsidiaries and subsidiary have the meaning set out in the definition of hold company; Super6 and FF Customer Data means the Personal Data and other infonnat collected by Sky :fi:om Users; Surviving Provisions means clauses 1 (Interpretation), 11 (Confidentiality) and (Notices) to 25 (Governing Law) (inclusive); Takeover means the purchase of publicly traded shares of Sky plc resulting in the acquirer becoming a holding company of Sky plc; Target Companies has the meaning given in the Investment and Shareholders' Dee Term has the meaning given in clause 12; Territory means the UnitedKingdomof Great Britain and Northern Irel (including, in all circumstances, Scotland), the Channel Islands, the Isle of Man a the Republic of Ireland; User means an individual who has registered to take part in either the Sup competition or the Fantasy Football competition; VAT means (i) any tax imposed in compliance with the council directive 28 November 2006 on the common system of value added tax (EC Direct 2006/112) (including, in relation to the United Kingdom, value added tax imposed the Value Added Tax Act 1994 and supplemental regulations and legislation); and any other tax of a similar nature, whether imposed in the European Union substitution for, or levied in addition to, such tax referred to in (i); and Working Hours means 9.30 a.m. to 5.30 p.m. on a Business Day in the place receipt of a notice. The headings in this Agreement do not affect its interpretation. A reference to a document in this Agreement in the agreed form is to a docum agreed by the initial parties to this Agreement and initialled by them. References in this Agreement to statutory provisions or other Law shall (where context so admits and unless otherwise expressly provided) be construed as referen to those provisions as amended, consolidated, extended or re-enacted from time time (whether before or after the Commencement Date). In this Agreement: (a) words denoting the singular shall include the plural and vice versa; (b) words denoting one gender shall include each gender and all genders; (c) references to Sky shall be deemed to include references to the members of Sky Group from time to time and Sky shall procure the performance of obligations under this Agreement by the relevant member of the Sky Group

(d) references to Blue shall be deemed to include references to the members of t Blue Group from time to time and Blue shall procure the performance of obligations under this Agreement by the relevant member of the Blue Group (e) references to persons shall be deemed to include references to natural perso to finns, to partnerships, to bodies corporate, to associations, to organisatio and to trusts (in each case whether or not having separate legal personalit but references to individuals shall be deemed to be references to natu persons only; (f) references to clauses, schedules and appendices are references to claus schedules and appendices of this Agreement; references to paragraphs are, unless otherwise expressly provided, referen to paragraphs of the schedule in which the references appear; (g) (h) references to the parties include their respective successors in title, permit . assignees, estates and legal personal representatives; and (i) where the word "including" or the expression "by way of example" is used shall be deemed to read ''including without limitation" and ''by way example without limitation" as applicable. The schedules and appendices shall be deemed to be incorporated in this Agreemen Unless otherwise expressly provided, all representations, warranties, indemnit covenants, agreements, undertaldngs and obligations made or given or entered into more than one person in this Agreement are made or given or entered into severa and not jointly. References in this Agreement to companies shall not be construed as a reference to undertaking that is not a company. Without limiting clause 1.8, references in this Agreement that are appropriate companies but which are not appropriate to an undertaking shall, in relation to s undertaldng, be construed as references to the corresponding persons, offic documents or organs, as the case may be, appropriate to undertakings of that nature GENERAL PRINCIPLES This clause 2 .records the general principles governing the relationship between parties under this Agreement in connection with Betting and Gaming Activities in Territory. Subsequent clauses and the Schedules to this Agreement reflect, and intended to give effect to, these general principles. Without affecting the Brand Licence or clause 18 of this Agreement, but subject clause 2.6, the parties intend for: (a) the tenns of this Agreement to govern the relationship between the Group respect of Betting and Gaming Activities in the Territory; and (b) thesetenns to supersedeand replace any previous draft,agreem arrangement or understanding between the parties about these activities.

terms, and subject to the conditions of, this Agreement. During the Tenn, the parties shall cooperate in good faith to maximise the value of Commercial Relationships, including by: • • The parties agree and acknowledge that the 2014 Activities Document: (a) describes each party's respective understanding of the activities they carry as at the Cmmnencement Date and other elements of their existing commer relationship in relation to Betting and Gaming Activities; and (b) shall be subject to the other provisionsof tlus Agreement, Schedules 3 to 6. includ • •

The parties agree during the Term: (a) subject to sub-clause (b) below, applicable Law and the other terms of t Agreement (including Sky's ability to take any action to the extent pennitt by the Reserved Activities), to continue to perfonn, in all material respec the activities, and the obligations allocated to each of them, which are set o in the 2014 Activities Document; (b) to modify and/or expand (within the Activities Document) the scope of the in cmmection with the future framework and scope activities performed by and · of the 20 each part · (c) thatfuture developmentinitiatives dedicated resources from both parties. willrequireadditionalandongoi The features of those initiatives and parties' respective financial reference to the general case basis. contribution to them shall be set out in this clause 2 and negotiated • • • •

• • • • (d) the 2014 Activities Document shall form the basis of a rolling joint ann marketing plan (the Marketing Plan). The parties agree to update Platforms Marketing Plan (including to reflect new or replacement distributionchannels usedby the parties)as frequently as reasona praCticable, and in any case at least annually.In default of agreement on tenns of the following year's plan, the then current Marketing Plan s remain effective and the parties shall follow the escalation procedure set ou clause 8. The parties agree and acknowledge that: (a) the content, Platforms and distribution channels which they use in businesses of their respective Groups are subject to ongoing, and in so cases, rapid technological development; (b) subject to applicable Law and other than set out as Reserved Activities, general principles in this clause 2 and the tenns of this Agreement shall ap to new or replacement Platfonns and distribution channels used by them their respective Groups within the Territory in order to deliver the activi within the 2014 Activities Document or the applicable Marketing Plan, fr time to time, in the same way as they apply to Platforms and distribut channels existing as at the Commencement Date (as described in the 2 Activities Document). To the extent that Sky is able to do so, this shall incl external Platforms/businesses where Sky has investments or relationship promote its own Sky Sports content, it being acknowledged that Sky has control over and no obligation to require third party control Platforms/businesses to comply with the requirements of this clause 2.8; (c) at the reasonable request of the other, from time to time, they shall review n forms of content, Platfonns and distribution channels available within Territory and reasonably co-operate in good faith to discuss the manner which the tenns and the general principles of this Agreement may apply them with a view to the parties realising the long tenn benefits contempla by this Agreement; and (d) they shall have regard to the updates to the Marketing Plan. matters referred to in (c) above in agree • • • • • It is acknowledged and agreed by Blue that if the New Business operates Platforms carries out Broadcasting Activities in the Territory (New Business Activities) then tenns of clause 2.9 and It is acknowledged and agreed by Blue that nothing in this Agreement shall rest Sky from undertaking and providing Infrastructure Services.

Nothing in this Agreement shall require a party to breach applicable Law. If a p reasonably believes there is a conflict between an obligation under this Agreem and the requirements of applicable Law, it shall be entitled to act as it reasona deems is necessary in order to ensure compliance with applicable Law (includ taking immediate action where required), provided that in addition to so doing: (i) relevant party shall notify the other in writing for discussion between the Relations Managers; (ii) in its notice, the notifying party shall set out in reasonable detail particulars of the conflict together with supporting evidence; and (iii) the notify party shall use all reasonable endeavours to resolve the conflict in a manner, which far as reasonably practicable and in accordance with applicable Law, gives full ef to the general principles set out in this clause 2 and the rights of the other party un this Agreement. To the extent that the tenns of this Agreement do not address a partic circumstance or if there is any ambiguity or inconsistency in those more spec clauses, the parties intend that the more specific clauses are to be interpreted in li of the general principles set out in this clause 2. COMMERCIAL RELATIONSHIPS The activities of the parties under this Agreement shall be broadly categorised follows: (a) (b) Broadcasting Relationship; Platforms Relationship; Joint Initiatives; and (c) (d) Personality Promotion, (collectively, the Commercial Relationships). The parties agree that the provisions of Schedule 3 to Schedule 6 shall apply to conduct and development of the Cmmnercial Relationships in the Territory. Subject to the tenns of this Agreement, the parties shall at all times conduct the Commercial · s in accordance with Each party shall use all reasonable endeavours to ensure that its conduct development of the Commercial Relationships is: (a) in compliance with all applicable Law; (b) conducted in a manner consistent with the general principles in clause 2; (c) perfonned with reasonable skill and care and in a professional and tim manner; and carried out using appropriately experienced and qualified personnel. (d)

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• • • • •

costs incurred in connection with the Monthly Benchmark Report shall be borne Blue. If the Monthly Benchmark Report detennines that: (a) the Baseline Benchmarks; or (b) the Historic Benchmarks, have not been met in any period of -consecutive months, each party sh promptly: (c) meet to discuss the findings of the report and the nature of the shortfall; (d) where appropriate and subject always to applicable Law: (i) investigate and to the extent reasonably practicable remedy circumstances leading to the shortfall; and (ii) use all reasonable endeavours to take preventative measures t prevent the relevant failure from re-occurring. Where either party considers (acting reasonably and in good faith) that the other pa has not taken appropriate steps to investigate and remedy the shortfall in accorda with clause 6.3 (subject always to applicable Law and the other terms of t Agreement), it may refer the matter to Escalation Procedure in accordance with cla 8. RELATIONSHIP MANAGEMENT Each party shall appointa Relationship Managerto have overall day-to-d responsibility for this Agreement. The Relationship Manager may delegate to one more individuals responsibility for a category or components of a category of Commercial Relationships. The Relationship Managers (and their delegates) shall meet periodically as necess to: (a) manage the activities of each party under this Agreement; (b) foster regular dialogue and collaboration between the respective business ar of each party; (c) identify business opportunities and efficiencies; (d) agree actions to deal with problems or improve collaboration between parties and the Groups; (e) review and resolve issues; and discuss and agree in good faith any changes to the Baseline Benchmarks or Historic Benchmarks required as a result of the evolution of the parti commercial relationship under this Agreement and the evolution of e party's respective business operations. (f)

Except as otherwise agreed, the Relationship Managers shall meet periodically person and in any event at least once per quarter at a mutually agreed location fo quarterly relationship review. The Relationship Managers shall consider the items out in clause 7.2 and also discuss the latest Monthly Benchmark Reports together w any other items that the Relationship Managers wish to raise. Sky shall (and shall procure that the Sky Manager shall) procure continued reasona access (taking into account Sky's general business operations and its own product requirements) for relevant Blue Representatives to: (a) Sky producers and other editorialcontentdecision makers to disc promotions, initiatives and opportunities for Blue input and/or contribution news items and other editorial content; and (b) Sky's Ofcom regulatory experts to assist the parties on compliance and ot matters relating to joint Sky/Blue promotions and initiatives, it being acknowledged that any such guidance offered by Sky's staff or ot representatives under this clause 7.4 shall be solely to assist Blue in Blue making own independent judgement as to the requirements of applicable Law in the carry out any promotions, initiatives and other activities. The Relationship Managers shall work together to produce the updated Market Plan under clause 2.7(d). 4f Subject to Sky's general access policies and to business confidentiality requireme Sky shall ensure the Blue Relationship Manager and other Blue Representatives pennitted access to Sky's premises where and to the extent reasonably required help achieve the aims of the general principles set out in clause 2 and this Agreeme ESCALATION PROCEDURE , A party wishing to raise a Dispute shall provide written notice (an Escalation Noti to the Sky Manager or the Blue Manager (as applicable) or, if they are not availab their appointed alternates. The Escalation Notice shall include a detailed descript of the Dispute and any steps taken by the parties to resolve it. The Relationship Managers (or their appointed alternates) shall attempt in good fa to resolve the Dispute in accordance with the general principles set out in claus within ten (10) Business Days from, and including, the day on which they receiv the Escalation Notice. If the Relationship Managers (or their appointed alternates) fail to resolve the ........ .:,.J in accordance with clause 8.2, then they shall refer the for Sky and to Cyan Bidco Limited as representative of Blue or, if either of those individuals longer hold those roles, the individuals who perform the same role for Sky or C Bidco Limited (or, if they are not available, their appointed alternates) who sh attempt in good faith to resolve the Dispute wit including, the date on which it was referred to them. i -Business Days from, an (or their replacements or appointed alternates) to resolve the Dispute in accordance with clause 8.3, then:

(a) where the Dispute relates to a shortfall against the Baseline Benchmarks or Historic Benchmarks under clause 6.4 if not otherwise already resolved accordance with clause 8.2, the Dispute shall be referred to third party exp determination in accordance with Schedule 7. The scope of the expe determination shall be to: (i) determine the extent to which the general principles set out in claus are being met; determine the extent of, and the reasons for, the deviations from Baseline Benchmarks or Historic Benchmarks; and (ii) (iii) make reasonable recommendations to Sky and Blue about how th issues should be resolved. recommendations shall be binding and both parties obliged to com The with them provided that (acting reasonably and in good faith) Sky shall not required to do so to the extent that, in Sky's reasonable opinion, they would implemented on their terms): (iv) prevent Sky's conduct of the Reserved Activities; (v) hinder or otherwise interfere with Sky's editorial independence discretion as set out in paragraphs l.l(a) and (b) of Part 2 of Sched 3; (vi) mandate: (A) which presenters or other on-screen talent Sky should required to employ or otherwise engage; or (B) that Sky should be required to acquire particular media or ot rights; or (vii) be in breach of applicable Law. Sky shall provide detailed written reasons for any proposed objections to implementation of the recommendations on any of the grounds set out in s clauses (iv)-(vii) above; and for all other Disputes, the parties shall attempt to resolve the Dispute mediation, in accordance with the Centre for Effective Dispute Resolut (CEDR) Mediation Model Procedure, which is incorporated by reference i (b) this clause 8.4(b). Unless otherwise agreed by the parties, the mediator sh be nominated by CEDR. To initiate a mediation, either party shall provid written notice requesting a mediation (a Mediation Notice) to the other pa A copy of the Mediation Notice shall be provided to CEDR.Subject to direction to the contrary by CEDR or as otherwise agreed by the parties writing, the mediation shall cmmnence within twenty (20) Business D from, and including, the date of the Mediation Notice and it is intended sh be completed within thirty (30) Business Days from, and including, the d on which the mediation commenced.

Neither party may bring any proceedings under clause 25.2 in relation to any Disp until the procedures set out in clauses 8.1 to 8.4 have been followed (except to obt injunctive relief). INTELLECTUAL PROPERTY Sky grants, and shall procure that its relevant Affiliates shall grant, to Blue (and the extent required, to its Affiliates) a royalty-free, non-exclusive, non-transferab non-sub-licensable (except to third party sub-contractors or providers appointed in ordinary course ofbusiness) licence to: (a) use the Sky Supplied Content during the Term in the Territory; and (b) use the Sky Digital Media content management systeni for the purposes updating and managing content on the Sky Sports Platfonns, in each case, solely to the extent necessary for, and for the purpose of, Blu performance of its obligations and/or receipt of the benefits conferred under t Agreement. The licence granted under clause 9.1 shall not cover the Intellectual Property Rig of the Sky Group licensed by Sky to Blue under the Brand Licence, the use of wh shall be govemed in accordance with the tenns of the Brand Licence. Blue grants, and shall procure that its relevant Affiliates shall grant, to Sky (and, the extent required, to its Affiliates) a royalty-free, non-exclusive, non-transferab non-sub-licensable (except to third party sub-contractors or providers appointed in ordinary course ofbusiness) licence to use the Blue Supplied Content during the Te in the Territory solely to the extent necessary for, and for the purpose of, Sk performance of its obligations and/or receipt of the benefits conferred under t Agreement. The parties acknowledge that the Background IPR is, and shall remain, the exclus property of each party (or, where applicable, the third party from whom its right use the Background IPR has derived). The parties shall meet to discuss and agree in good faith, on a case-by-case basis, terms on which they shall work together on any Product Development during Tenn of this Agreement, including matters relating to: (a) the funding obligations of the parties (if any); (b) the ownership of the Foreground IPR; (c) the tenns on which the Foreground IPR shall be licensed to the other pa (including any territorial restrictions); and (d) any applicable restrictions on the licensing of the Foreground IPR to th parties.

• • CONFIDENTIALITY Each of Sky and Blue shall (and shall ensure that each of its Representatives sh maintain Confidential Information in confidence and not disclose Confiden Infonnation to any person except: (a) as this clause 11 pennits; or (b) as the other party approves in writing. Clause 11.1 shall not prevent disclosure by a party or any of its Representatives to extent it can demonstrate that: (a) disclosure is required by applicable Law or by any stock exchange Governmental Entity , having applicablejurisdiction provided that, reasonably practicable, the disclosing party shall first infonn the other party its intention to disclose the infonnation and take into account the reasona comments of the other party; (b) disclosure is of Confidential Infonnation that was lawfully in the possession that party or any of its Representatives (in either case as evidenced by writ records) without any obligation of secrecy before it was received or held that party or any of its Representatives from the other party; (c) disclosure is of Confidential Information that has previously become publi available other than through that party's action or failure to act (or that of Representatives); (d) disclosure is required for the purpose of any arbitral or judicial proceedin arising out of this Agreement; (e) disclosure is made to lending banks, financial institutions or any other fund or prospective funding (whether debt or equity) parties of either party or a of those parties' Associated Companies or arrangers of such funding (or th respective Assoeiated Companies) or rating agencies engaged by or on beh of either party, together with their directors, officers and advisers provid such parties are under a duty of confidentiality on substantially the same ter as tllis clause 11; or (f) subject to the tenns of the Investment and Shareholders' Deed, disclosure made to a bona fide third party purchaser or prospective purchaser of a shares in or assets of either party, together with their directors, officers a advisers providedsuch parties are undera duty of confidentiality substantially the same terms as this clause 11. Each of Sky and Blue undertakes that it (and its Affiliates) shall only discl Confidential Infonnation as pennitted by this clause 11 if it is reasonably required a in no event may: (i) Blue disclose any Confidential Infonnation to any Mate Competitor (as defined in the Brand Licence); or (ii) Sky disclose any Confiden Infoimation to any person involved in any Blue Competitor Business. If thls Agreement tenninates, each party shall as soon as practicable on request by other party: (a) return to the other party all written documents and other materials relating the other party or this Agreement (including any Confidential Informati whlch the other party (or its Representatives) has provided to the first party its Representatives) without keeping any copies thereof; (b) destroy all information or other documents derived from that Confiden Information; and (c) so far as it is practicable to do so, expunge that Confidential Infonnation fr any computer, word processor or other device, provided that nothlng in this clause 11.4 shall require the other party (or any of Representatives) to return or destroy any Confidential Information which the ot party is required to retain under any applicable Law (including the rules o professional body). TERM AND TERMINATION This Agreement shall cmmnence on the Commencement Date and, subject only clause 12.2, shall continue in force on its tenns (the Term). Tllis Agreement shall tenninate automatically without any requirement for writ notice by either party upon expiry or termination of the Brand Licence on its terms a whole or for the part ofthe Territory in respect ofwhlch the Brand Licence has b terminated. - Nothlng in this clause 12 shall affect a party's right to claim loss or damages or seek injunctive relief in respect of a breach by the other party of its obligations un thls Agreement. NOTICES Any notice to be given by a party to another party in cmmection with thls Agreem shall be in writing in English and signed by or on behalf of the party giving it. It s be delivered by hand, email, registered post or courier using an internationa recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been receiv (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at time of transmission if delivered by email. Where delivery occurs outside of Work Hours, notice shall be deemed to have been received at the start of Working Hours the next following Business Day. The addresses and email addresses of the parties for the purpose of clause 13.1 are: Sky For the attention of: Address: Grant Way, Isleworth, Middlesex TW7 5QD With a copy to: Address: Grant Way, Isleworth, Middlesex TW7 5QD Blue For the attention of: Address: Counsel 2 Wellington· Place, Leeds, West Yorkshire, LS1 4AP -With a copy to: Address: Freshfields Brockhaus Deringer LLP, 65 FleetStreet, London EC4Y 1HS Each party shall notify the other party in writing of a change to its details clause 13.3 from time to time. COUNTERPARTS This Agreement may be executed in any number of counterparts, and by each party separate counterparts.Each counterpart is an original, but all counterparts sh together constitute one and the same instrument.Delivery of a counterpart of Agreement by e-mail attachment shall be an effective mode of delivery. NO PARTNERSHIP Nothing in this Agreement shall constitute a partnership between the parties nor m either party the agent of the other party for any purpose.

COSTS Except as otherwise provided in this Agreement, Sky and Blue shall each responsible for its own Costs incurred in connection with this Agreement. AMENDMENTS No amendment of this Agreement shall be valid unless it is in writing and du executed by or on behalf of both parties. WHOLE AGREEMENT This Agreement together with any documents or agreements referred to in it, expressed ·to be entered into in connection with it, sets out the whole agreem between the parties in respect of the subject matter of this Agreement. It superse any previous draft, agreement, arrangement or understanding between them, wheth in writing or not, relating to the subject matter of this Agreement. In particular: (a) no party shall have any claim or remedy arising under or in connection w any statement, representation, warranty or undertaking made by or on beh of the other party that is not expressly set out in this Agreement; and (b) except for any liability in respect of a breach of this Agreement, no party sh owe any duty of care or have any liability in tort or otherwise to the ot party in relation to the subject matter of this Agreement. Nothing in clause 18.1 shall limit any liability for fraud or fraudul misrepresentation. WAIVER A waiver of any term, provision or condition of, or consent granted under, t Agreement shall be effective only if given in writing and signed by the waiving consenting party and then only in the instance and for the purpose for which it given. No failure or delay on the part of any party in exercising any right, power or privile under this Agreement shall operate as a waiver thereof, nor shall any single or part exercise of any such right, power or privilege preclude any other or further exerc thereof or the exercise of any other right, power or privilege. Save as expressly set out in this Agreement, the rights and remedies herein provid are cumulative with and not exclusive of any rights or remedies provided by Law. ASSIGNMENT This Agreement shall be binding on and be for the benefit of the successors a personal representatives of the parties and, except as provided in this clause 20, party may assign its rights under this Agreement. Subject to clause 20.4, this Agreement and the benefits arising under it may assigned or charged in whole: (a) by Blue to a member of the Blue Group; or

(b) by Blue or its Affiliates to its financial lenders or banks or other creditors any member of their wider groups (including funds) or any security agent trustee acting on their behalf as security, in each case for any financing refinanCing (including any additional facilities and hedging made available cmmection with such financing or refinancing) and such benefit as may furt be assigned (to the extent possible) to any other financial institution or ot creditors by way of security for the borrowings of the Purchaser resulting fr any refinancing of the borrowings made under such financing or refmanc or to any person entitled to enforce such security or to any transferee unde valid enforcement of such security. As soon as practicable after any assignment in accordance with clause 20.2, assignor under clause shall give written notice of the assignment to Sky. If an assignment is made in accordance with clause 20.2, the liabilities of Sky un this Agreement shall be the same as and, in any event, no greater than those liabilit would have been if the assignment had not occurred. INVALID TERMS Each of the provisions of this Agreement is severable. If and to the extent that any provision of this Agreement: (a) is held to be, or becomes, invalid or unenforceable under the Law of a jurisdiction; but (b) would be valid, binding and enforceable if some part of the provision w deleted or amended, then the provision shall apply with the minimum modifications necessary to mak valid, binding and enforceable and neither the validity or remaining provisions of this Agreement, nor the validity or provision under the Law of any other jurisdiction shall in impaired as a result of this clause 21.2. enforceability of enforceability of t way be affected The parties shall negotiate in good faith to amend or replace any invalid, void unenforceable provision with a valid, binding and enforceable substitute provision provisions, so that, after the amendment or replacement, the commercial effect of Agreement is as close as possible to the effect it would have had if the relev provision had not been invalid, void or unenforceable. LIABILITY Neither party shall be liable to the other party for: (a) any loss of profit, business, revenue or opportunity (howsoever arising); or (b) any consequential or indirect loss or damage (howsoever arising).

Clause 22.1 shall not limit or exclude: (a) any party's liability for death or personal injury caused by negligence or fraudulent misrepresentation; or (b) any party's liability to the extent that such limitation or exclusion is pennitted by applicable Law. Neither party shall be liable to the other for a breach of an obligation under t Agreement to the extent that the breach has been caused or contributed to by the ot party. FORCE MAJEURE Neither party shall be in breach of this Agreement nor liable for delay in performi or failure to perfonn, any of its obligations under this Agreement if such delay failure result from events, circumstances or causes beyond its reasonable control. THIRD PARTIES A person who is not a party to this Agreement shall have no right under the Contra (Rights ofThird Parties) Act 1999 to enforce any of its terms. GOVERNING LAW This Agreement and any non-contractual obligations arising out of, or in connecti with, it shall be governed by, and interpreted in accordance with, English law. Subject to clause 8, the English courts shall have exclusive jurisdiction in relation all Disputes. For these purposes each party irrevocably submits to the jurisdiction the English courts and waives any objection to the exercise of that jurisdiction.

Schedule 1 2014 ACTIVITIES DOCUMENT I I I

4. Blue obligations/rights: I I I I

 I I I I

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I 3. Sky obligations/rights: I I I I I I I 4. Blue obligations/rights:

I I 3. Sky obligations/rights:

Blue obligations/rights: 4. I I I

I I I I I I

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I I

- .......................4. I 4. Blue obligations/rights: 2. Joint obligations/rights:

 I -<.',I - -----....:..-=.·

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I I I 4. Blue obligations/rights:

 4. Blue obligations/rights:

I I I I I I

I I 4. Blue obligations/rights: I· ·-

- -I

Schedule 2 BASELINE BENCHMARKS ne Benchmark Report-Terms of Reference • I

c Benchmarks

I I · ·-

I I I I I I I

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Schedule 3 BROADCASTING RELATIONSHIP Part 1 onship between Blue and Sky • • • • •

(d) al obligations tising • •

rial content • • Part.2 Reserved Broadcasting Activities ral • • • • • •

• • • • • • • ntertainment Channels

[LOGO]

Schedule 4 PLATFORMS RELATIONSHIP Part 1 onship between Blue and Sky • • • • •

• al obligations • • • • • tising

ial content • • p-Box integration Part2 Reserved Platform Activities nd Other Distribution

• • • • • nt Supply Watch Activities •

• • • • • • • •

cast Rights Agreements Conflict •

(i) • • •.-• • •

(c) • • • • • •

tising and other commercial activities on Sky Platforms other than Sky Spo ms e to pay Minimum Digital Spend on Sky Sports Platforms

Schedule 5 JOINT INITIATIVES onship between Blue and Sky • • • al obligations • • •

(dj • • • • • • • •

Schedule 6 PERSONALITY PROMOTION l obligations ctual arrangements • • • •

(a) • •

Schedule 7 EXPERT DETERMINATION The parties shall agree on the appointment of an independent expert (the Expert) shall agree with the Expert the terms ofhis appointment as set out in clause 8.4(a). If the parties are unable to agree on an Expert within -days of either p serving details of a suggested expert on the other, either party shall then be entitled request the President of the Law Society of England and Wales to appoint an Exp of repute with relevant expelience in the subject matter of this Agreement. The Expert is required to prepare a wlitten decision and give notice (including a co of the decision to the parties within a maxim um being referred to the Expert. fmonths of the matte If the Expert dies or becomes unwilling or incapable of acting, or does not deliver decision within the time required by this paragraph then: (a) either party may apply to the President of the Law Society of England Wales to discharge the Expert and to appoint a replacement Expert with required expertise; and (b) this Schedule 7 shall apply to the new Expert as if he were the first Exp appointed. All matters under this Schedule 7 must be conducted, and the Expert's decision sh be wlitten, in the English language. The parties are entitled to make submissions to the Expert including oral submissi and will provide (or procure that others provide) the Expert with such assistance documents as the Expert reasonably requires for the purpose of reaching a decision. To the extent not provided for by this Schedule 7, the Expert may in his reasona discretion determine such other procedures to assist with the conduct of detennination as he considers just or appropliate, including (to the extent he consid necessary) instructing professional advisers or media industry specialists to assist h in reaching his detennination. Each party shall with reasonable promptness supply each other with all infonnat and give each other access to all documentation and personnel and/or things as other party may reasonably require to make a submission under this Schedule 7. The Expert shall act as an expert and not as an arbitrator. The Expert shall determ the Dispute which may include any issue involving the interpretation of any provis of this Agreement. The Expert's written decision on the matters referred to him s be final and binding on the parties in the absence of manifest error or fraud, except set out in clause 8.4(a). In determining the Dispute, the Expert shall take into account all relevant mat including the following: (a) developments in the Broadcasting and Platfonns industries;

(b) (c) relevant general market trends; and any developments in applicable Laws regulating Betting or Gaming. Each party shall bear its own costs in relation to the reference to the Expert. Expert's fees and any costs properly incurred by him/herin arriving at determination (including any fees and costs of any advisers appointed by the Exp shall be borne by the parties equally or in such other proportions as the Expert s direct. All matters concerning the process and result of the determination by the Expert s be kept confidential an:iong the parties and the Expert. Each party shall act reasonably and co-operate to give effect to the provisions of Schedule 7 and otherwise do nothing to hinder or prevent the Expert fi:om reach his determination.

Schedule 8 BLUE DEVELOPMENT PRODUCTS • • • • • • • •

NESS whereof this Agreement has been entered into the day and year first before . UTED as an AGREEMENT ) ) ) ) ) ) alf of SKY UK LIMITED any incorporated in England and Wales TA'-[LOR. I-\RlS being a person, accordance with the laws of that territory, g under the authority of the company UTED as an AGREEMENT ) ) ) ) ) ) alf of BONNE TERRE LIMITED any i COfROYl.ted in Aldemey Nf1 aoC!I & J2-being a person, accordance with the laws of that territory, g under the authority of the company ljUtw ) ) ) UTED as an AGREEMENT iut4. alf of BONNE TERRE LIMITED any incorporated in Aldemey a\AA D FLT fv'1 being a person, accordance with the laws ofthat territory, g under the authority of the company